After Reviewing New Proxy Material of Alpha Natural Resources, Duquesne Capital Management Will Vote Against Proposed Merger with Foundation Coal Holdings

New York, July 23, 2009 -- Duquesne Capital Management, L.L.C. (Duquesne), the largest shareholder of Alpha Natural Resources, Inc. (ANR), confirms that it will vote against the proposed merger with Foundation Coal Holdings, Inc. (FCL). In proxy materials dated July 21st, ANR explicitly stated that it was seeking to respond to the issues and concerns presented in Duquesne's July 20th press release. Having now carefully reviewed ANR's new proxy materials, in conjunction with further overwhelming evidence disclosed in recent days in other coal companies' earnings releases and earnings calls, Duquesne has concluded that its earlier decision to vote against the merger was correct, and believes that the information provided by ANR simply fails to come to grips candidly and completely with the salient facts, as explained below.

ANR stated that FCL's 2010 EBITDA is expected to be in the range of $470mm to $530mm; Duquesne views that as a highly inflated range, which should be approximately 40% lower at closer to $300mm, and when the temporary above-market coal sales contracts that FCL has in place for thermal coal are backed out, the number should be closer to $200mm. In Duquesne's view, this makes a material difference in the merger analysis. Also, ANR provided no update to FCL's 2010 EV/EBITDA, which Duquesne views as a material omission given the change in the price of thermal coal. While ANR focuses on EV/EBITDA as the most appropriate analytical metric for its industry, ANR fails to provide its analysis on the resulting impact of the proposed merger on the pro forma EV/EBITDA. Duquesne sees the merger as 1.5 to 2.0 times dilutive to ANR shareholders on 2010 EV/EBITDA, and at least 2.5 times on an ongoing basis after stripping out the temporary above-market coal sales contracts. In its July 21st materials, ANR appears to suggest that Duquesne used the wrong benchmark metallurgical (met) coal price in its model. ANR is incorrect. Duquesne is using a realized price of $104.50 per short ton FOB the mine for ANR, based on a global seaborne price of $140 per metric tonne FOB Australia. Duquesne has also compared ANR's comments contained in its July 21st materials on the met and thermal coal market outlooks with those made in recent days by respected industry research analysts and other coal companies (Teck Resources Ltd., Walter Energy, Inc., Peabody Energy Corp.) in connection with their earnings releases and earnings calls, which places ANR in the posture of a blatant outlier to the downside as it relates to the met coal market and a blatant outlier to the upside as it relates to the US thermal coal market, in particular PRB coal. The commentary from comparable companies is further, mounting evidence that reinforces Duquesne's view of the greater value to be ascribed to met coal, which makes the proposed merger grossly dilutive. Duquesne had hoped that ANR and FCL would schedule earnings calls next week when their earnings are to be released, but that has not happened. A related issue is whether the comparables that ANR uses in its presentation are appropriate; in Duquesne's view the comparables should primarily consist of met coal companies --

whose stocks are performing well -- and not the thermal coal companies used by ANR -- whose stocks are performing relatively poorly1 -- given that the contribution of met coal to ANR's EBITDA is greater than 70%, based on Duquesne's analysis. While ANR now claims that Walter Energy – a met coal producer – is an inappropriate comparable, Duquesne has noted that in SEC filings ANR uses Walter as a comparable – for example, in the June 2009 proxy for the proposed transaction with FCL, in the August 2008 proxy for the transaction with Cleveland Natural Resources, and in the April 2009 proxy materials for the annual meeting. The proposed merger is, in Duquesne's view, also dilutive to ANR shareholders because the currency being used by ANR is its stock, and ANR's analysis of the thermal market is inappropriately rosy and overly simplistic because it misapprehends the dynamics and mechanics of the domestic power generation market. The largest PRB coal producer, Peabody Energy, now sees that US thermal coal demand will be down by 115-125mm tons (12%) and sees thermal coal stockpiles as 15 to 20 days above normal. Conversely, ANR’s view of the thermal market is that it will get balanced in 2010 and that the recession’s impact on power generation and US thermal coal demand will be extremely muted and in-line with previous recessions. Duquesne notes that overall power demand is down an unprecedented 4% ytd through 7/10/09 and coal-fired power generation is down an unprecedented 12.2% through April ytd. Duquesne believes that

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ANR is being overly reliant on new-build coal plants to be the savior for thermal coal demand. In claiming that there are 26-GWs of new coal-fired power plants, ANR appears to be relying on an outdated DOE-sponsored study that was recently updated and now shows the more likely number as closer to half of what ANR claims, and spread out over a longer period of years.  Further, ANR seems to overlook the fact that 30% of the likely new-build coal-plants will be burning self-mined lignite and petroleum coke, thereby creating no incremental demand for US thermal coal. It appears to Duquesne that ANR fails to appreciate how the US power market works, such that in the absence of substantial power demand growth, to the extent that the new power plants themselves are not displaced by natural-gas fired power plants, the new more efficient coal plants will simply displace the relatively inefficient incumbent coal plants in the dispatch merit order. Furthermore, ANR’s analysis does not appear to account for any displacement of coal in the power generation stack by the likely national renewables mandate or the likely national carbon dioxide caps. While ANR views these new power plants as creating incremental demand for US thermal coal in the range of 70-90mm tons per year, Duquesne’s view is that a more realistic number is only 7.5mm tons per year of incremental demand over the next 7 years – a very small number for a 1 billion ton per year market that is facing existential threats of a much greater magnitude. Lastly, Duquesne cannot accept ANR's justification for claiming the proposed transaction is not dilutive to its met coal profile on the basis that it adds 1.5mm tons to ANR's metallurgical profile. While that may result in more met coal tons, in Duquesne's view that is accompanied by the fact that the transaction will dilute ANR's share count by approximately 70% and subject the company's balance sheet to liabilities of $1.15bn in the process, which is extremely dilutive to ANR shareholders on a per share basis and on an enterprise value basis. Thus, Duquesne sees the merger as ill-advised and undesirable because it is massively destructive of ANR shareholder value by $10 - $15 per ANR share after tax based on 2010 EV/EBITDA, after giving 100% credit for synergy capture, and the dilution will be even larger on an ongoing EV/EBITDA analysis using current market metrics.

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Duquesne Capital Management, L.L.C., is an investment management firm with offices in New York and Pittsburgh, and provides investment management services to a small number of institutional clients. Duquesne is not accepting additional clients.

Not a Proxy Statement

This press release only reflects Duquesne Capital Management's voting decision and expresses Duquesne's reasons for that decision; it is not a proxy statement and it does not constitute a solicitation of proxies from the shareholders of Alpha Natural Resources, Inc. or Foundation Coal Holdings, Inc.

Gerald Kerner, 1 212 830 6655, of Duquesne Capital Management, L.L.C.